Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Lima, May 22, 2026

Superintendencia del Mercado De Valores – SMV

Lima.-

Attention:	Mr. Alix Godos
General Superintendent
General Superintendence of Conduct Supervision

Reference:	Official Letter 2152-2026-SMV/11.1

Dear sirs:

We write to you regarding the reference Official Letter, through which Cementos Pacasmayo S.A.A. (the “Company”), is required to communicate, as a material event (hecho de importancia), the responses to the information requests contained in said Official Letter. This includes attaching a copy of the letter and the information requests that the Company must necessarily address to its controlling shareholder—Holcim Ltd.—to fulfill the requirements of the Official Letter, as well as the responses received to those requests.

In response to your request, we hereby present, as a material fact, the response brief in accordance with the requirements of the Official Letter, which is included as an Annex to this communication.

With nothing further to add, we remain yours truly

Sincerely,

CEMENTOS PACASMAYO S.A.A.

Diego Roda Lynch

Stock Market Representative

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Sirs

Securities Market Superintendence – SMV

Lima.-

Attention:	Mr. Alix Godos
General Superintendent
General Superintendence of Conduct Supervision

Reference:	Oficial Letter 2152-2026-SMV/11.1

Dear sirs,

CEMENTOS PACASMAYO S.A.A. (the “Company”), with Single Taxpayer Registry (RUC) No. 20419387658, with domicile for these purposes at Calle La Colonia No. 150, district of Santiago de Surco, province and department of Lima, duly represented by Mr. Diego Roda Lynch, identified with DNI No. 09753981, in his capacity as Stock Market Representative, respectfully states:

On May 12, 2026, the Company was notified of Official Letter No. 2152-2026-SMV/11.1 (the “Official Letter 2152”), through which the General Superintendence of Conduct Supervision (the “Superintendence”) of the Securities Market Superintendence (SMV) requested certain information and documents from us related to the valuation of the Company’s shares. This is within the framework of the mandatory public tender offer for the common shares of the Company that Holcim Ltd. must launch in accordance with the Regulations for Public Tender Offers and Purchase of Securities by Exclusion, approved by CONASEV Resolution No. 00009-2006 (the “OPA”).

Likewise, in response to the request made by the Company on May 14, 2026, on May 15, 2026, the Company was notified of Official Letter No. 2330-2026-SMV/11.1, through which the Superintendence granted us an extension of three (3) additional business days beyond the deadline established in Official Letter 2152 to respond to the requirements formulated in said letter.

We refer to the previous material events published by the Company (including those dated March 30, 2026, April 6, 2026, and May 14, 2026), in which the Company has noted that, as a consequence of the indirect acquisition of a significant stake of 50.01% in Pacasmayo’s shareholding by Holcim Ltd. (through the acquisition of shares issued by Inversiones ASPI S.A. (the “Transaction”)), Holcim Ltd.’s obligation to formulate the OPA has been generated.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Accordingly, within the period granted to address the points expressed in the referred Official Letter, we proceed to answer each of the aspects mentioned therein, in the order in which they have been included:

1.	Report, as a sworn declaration and under the scope of Article 12, literal c), of the TUO of the LMV, the agreements, side letters, shareholder agreements, or any other additional agreement to the SPA of December 16, 2025, that may have been signed between Holcim or its shareholders, with Mr. Eduardo Hochschild Beeck, Inversiones ASPI, CEMPACASMAYO, or its directors and/or managers, or any third party that has participated directly or indirectly in the structuring, negotiation, or execution of the Transaction, that contemplate economic benefits, compensations, assumption of liabilities, or deferred payments in favor of the selling shareholder, which should be considered in the context of the future OPA.

Through a communication dated May 21, 2026, attached to this communication, Holcim has informed us, as a sworn declaration, that it has not signed any agreement, side letter, shareholder agreement, or any other agreement additional to the SPA of December 16, 2025.

Likewise, Pacasmayo informs, as a sworn declaration, that it has not signed with Holcim or with any third party that has participated directly or indirectly in the structuring, negotiation, or execution of the Transaction, any agreements, side letters, shareholder agreements, or additional agreements that contemplate economic benefits, compensations, assumption of liabilities, or deferred payments in favor of the selling shareholder, which should be considered in the context of the future OPA

2.	Indicate if there were clauses in the SPA and/or in any additional or complementary document related to burdens or obligations imposed on CEMPACASMAYO as a condition for the execution or closing of the Transaction

Conforme ha sido confirmado por Holcim Ltd., en el SPA no existen obligaciones impuestas a la Sociedad, sino que se establecieron obligaciones de cargo de los vendedores bajo dicho contrato, en virtud de las cuales ellos debían causar que las Compañías Transferidas - entre las que se encuentra la Sociedad- realice (o se abstenga de realizar) determinadas acciones, siendo la más relevante aquella establecida en el numeral 6.01 del SPA, la cual indica lo siguiente1:

As confirmed by Holcim Ltd., there are no obligations imposed on the Company in the SPA; rather, obligations were established for the sellers under said contract, by virtue of which they had to cause the Transferred Companies—among which is the Company—to perform (or refrain from performing) certain actions. The most relevant is established in Section 6.01 of the SPA, which indicates the following

Section 6.01 Conduct of Business Prior to Closing. From the signing date of the SPA until closing, unless (i) expressly provided otherwise in the SPA, (ii) established in Section 6.01 of the Annexes to the SPA, (iii) consented to in writing by Holcim, in its capacity as buyer (consent which shall not be unreasonably withheld, conditioned, or delayed), or (iv) required to comply with applicable legislation, the Sellers shall, and shall cause CPAC and other subsidiaries of Inversiones Aspi S.A. to: (a) use commercially reasonable efforts to conduct their activities in the ordinary course of business, in accordance with past practices in all material respects; and (b) use commercially reasonable efforts to (1) maintain and preserve intact its current organization, business, and franchise of CPAC and other subsidiaries of Inversiones Aspi S.A. and (2) preserve intact its rights, franchises, goodwill, and relationships with customers, lenders, suppliers, distributors, lessors, governmental authorities, and other persons with whom they maintain business relationships.

[1]	According to the information provided by Holcim, within this type of SPA clauses, there are also those referring—with respect to CPAC and its subsidiaries—to Holcim Ltd.’s right to access certain information (Section 6.02 of the SPA), the obligation to maintain civil liability insurance policies in favor of directors and executives (Section 6.04 (b) of the SPA), and obtaining third-party consents due to change of control clauses and the treatment of certain debt (Sections 6.08 and 6.19 (a) of the SPA).

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Without limiting the generality of the foregoing, from the date of the SPA until closing, unless expressly provided otherwise in the SPA, set forth in the correspondingly numbered subsection of Section 6.01 of the Annexes to the SPA, or consented to in writing by Holcim (consent which shall not be unjustifiably withheld, conditioned, or delayed), the Sellers shall not perform, and shall cause the transferred entities not to perform, directly or indirectly, any action that could cause any of the following situations or perform any of the following actions:

a)	any change, event, occurrence, or development that has a material adverse effect;

b)	any modification of the bylaws, regulations, or other organizational documents of the transferred entities or any change in the nature of their business;

c)	any split, grouping, combination, subdivision, or reclassification of any shareholding of the transferred entities;

d)	(i) Any issuance, sale, encumbrance, transfer, or other disposition of, or (ii) any redemption, purchase, reduction of share capital, repurchase, or acquisition or offer of redemption, purchase, repurchase, or acquisition, or granting, renewal, extension, or modification of any right with respect to any share capital or other ownership interests in the capital of the transferred entities, or any option, warranty, or other rights of any kind to acquire, purchase, or obtain (including upon conversion, exchange, or exercise) any share capital or other ownership interests in the capital of such transferred entity, or any debt or equity security of the transferred entities that is convertible, exercisable, or exchangeable for said share capital or other ownership interests in the capital.

e)	Any declaration, setting aside, or payment of dividends or distributions payable in cash, shares, property, or other means on or in connection with the share capital or other shareholdings of a transferred entity ; it being understood and agreed that the cash dividend for a total declared amount of S/ 190,300,410.65 paid by CPAC on or around December 11, 2025, and the use by Inversiones Aspi S.A. of the cash received from said dividend and any cash held by Inversiones Aspi S.A. as of the date of this document, and any income obtained therefrom to pay the debt of Inversiones Aspi S.A., other ordinary expenses of Inversiones Aspi S.A., and make distributions to the sellers shall not constitute a breach of this provision nor be considered a leakage;

f)	any change in any accounting method or accounting practice, principle, or policy of the transferred entities, unless required by a change in IFRS or applicable law;

g)	any adoption of any plan or agreement of merger, consolidation, reorganization, total or partial liquidation of the transferred entities, or dissolution or filing of a bankruptcy petition under any federal or state bankruptcy provision, or consent to the filing of any bankruptcy petition against the Transferred Entities under any similar law;

h)	creating, incurring, assuming, guaranteeing, or permitting the transferred entities to create, incur, assume, or guarantee, any debt exceeding 1,500,000 soles in total (except for trade payables of the target company group incurred in the ordinary course of business);

i)	canceling, forgiving, accelerating, or prepaying any material debt or claim, except in the ordinary course of business and in accordance with customary practices;

j)	granting loans or advances to any person (except for the advance of expenses to directors and employees in the ordinary course of business, in accordance with customary practice);

k)	making or committing to make any single capital expenditure exceeding 1,500,000 soles or a series of capital expenditures that, in the aggregate, exceed 9,000,000 soles;

l)	leasing, subleasing, or acquiring (i) through merger or consolidation with, or through the purchase of any share capital or other ownership interests in the capital, or part of the properties or assets, or through any other business combination or form, any business or any person or other business organization or any division thereof, or (ii) any material asset or property;

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

m)	Selling, leasing, subleasing, pledging, licensing, or otherwise disposing of, or granting, modifying, or permitting the existence of any lien with respect to any material property or asset of the transferred entities (except for sales or dispositions of assets in the ordinary course of business consistent with customary practice);

n)	(i) Changing its practices or procedures with respect to the collection of accounts receivable or the payment of accounts payable outside the ordinary course of business; (ii) offering to discount the amount of any account receivable outside the ordinary course of business ; or (iii) granting any incentive (whether to a debtor, a creditor, or any employee or third party responsible for the collection of accounts receivable or the payment of accounts payable) with respect to any account receivable or account payable or the payment or collection thereof outside the ordinary course of business;

o)	entering into any contract that would have been a material contract if it had been entered into before the SPA, or amending, modifying, supplementing, waiving, terminating, assigning, conveying, encumbering, or otherwise transferring, in whole or in part, rights or interests under any material contract or any agreement that would have been a material contract if it had been entered into before the SPA, except for (A) expirations of any such agreement in the ordinary course of business in accordance with the terms of such agreement or (B) non-exclusive licenses under intellectual property granted in the ordinary course of business in accordance with past practice;

p)	entering into contracts, commitments, agreements, or powers of attorney related to voting or granting preferential rights, rights of first refusal, preemptive acquisition rights, drag-along rights, tag-along rights, any other transfer restrictions, registration rights, or any other similar rights with respect to outstanding shares or any other equity security of any member of the transferred entities.;

q)	Except to the extent specifically set forth in Annex 1.01(d): (i) entering into, amending, modifying, supplementing, waiving, terminating, encumbering, or otherwise transferring, in whole or in part, any right or interest under (A) any contract with affiliates or (B) any agreement with any seller or any related party of any seller; (ii) making any payment (whether in cash, in kind, or otherwise) to or for the benefit of any seller or any related party of any seller (including directors’ fees, supervision fees, bonuses, loan repayments or management fees or any other similar fees) or waiving, forgiving, discounting, deferring, releasing, or discharging any amount or liability owed by any seller or any related party of any seller to any transferred entity or claim (whatever its origin) against any seller or any related party of any seller; or (iii) creating, assuming, paying, releasing, incurring, or suffering the existence of any liability, lien, guarantee, or indemnity in favor of or for the benefit of any seller or any related party of any seller;

r)	initiating, filing, settling, satisfying, releasing, or forgiving any action that (A) involves or is reasonably expected to involve payments by any member of the transferred entities exceeding 300,000 soles individually, or 900,000 soles in total, or (B) imposes any material non-monetary obligation or restriction on any member of the transferred entities that continues after closing;

s)	incorporating or forming any subsidiary;

t)	terminating, allowing to lapse, or materially modifying any insurance policy maintained by the transferred entities, unless such policy is replaced by another reasonably comparable policy; or

u)	agreeing, authorizing, approving, or committing to perform any of the foregoing actions.

In addition to what has been stated above by Holcim, it should be noted that the Company has not been a party to the SPA, and therefore has not directly assumed any burdens or obligations under it..

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

3.	Inform if, in the last three (03) years, your represented company, Inversiones ASPI and/or Mr. Eduardo Hochschild Beeck, carried out by themselves, or commissioned third parties (specialized companies, audit firms, banks, investment banks, or others) to perform valuation reports and/or the execution of a due diligence or similar regarding CEMPACASMAYO or that has involved CEMPACASMAYO; in which case you must:

3.1. Indicate the name of the entity that requested the valuation, due diligence, or similar.

3.2. Indicate the name of the entity that prepared the respective valuation report and/or carried out the due diligence or similar, specifying the date of preparation of said report and/or the period in which said due diligence or similar was carried out.

3.3. Present a full copy of the valuation report, in accordance with the provisions of Articles 3 and 4, and Annex 1, numeral 24, of the material events regulations, if applicable.

To our knowledge, in the last three (3) years, neither the Company nor Inversiones ASPI nor Mr. Eduardo Hochschild Beeck have carried out or commissioned due diligence processes or valuation reports from third parties regarding the Company, except for what is indicated in the following paragraph and the due diligence for the Transaction to which we refer in item 4 below.

In March 2026, the firm PricewaterhouseCoopers Sociedad Civil de Responsabilidad Limitada (PwC) issued a valuation of Inversiones Aspi S.A. commissioned by Farragut Holdings Inc. for the purpose of determining the income tax to be paid by Farragut Holdings Inc. derived from the sale of its shares issued in said company under the SPA. It should be noted that, for the purposes of said valuation, the Company limited itself to providing the necessary information for PwC to carry out the valuation commissioned by Farragut Holdings Inc.

Given the confidential and private nature of the valuation carried out by PwC, a copy of the valuation report will be sent to the General Superintendence of Conduct Supervision on this same date in a confidential manner.

4.	Taking into account the material event of April 06, 2026, cited in item (vi) of this official letter, through which your represented company disclosed that in the Board of Directors meeting of CEMPACASMAYO on September 09, 2025, the company’s participation in the audit process (due diligence) and in the agreements that the controlling shareholder maintains with Holcim and any third party for the potential transfer of its shares had been approved; your represented company must:

4.1. Indicate the name of the entity or entities in charge of (or that have participated in) the due diligence process or similar and/or valuation within CEMPACASMAYO or that has involved CEMPACASMAYO.

4.2. Specify whether the results of said processes materialized in a valuation report (or in a different document), in which case, you must present a full copy thereof, in accordance with the provisions of Articles 3 and 4, and Annex 1, numeral 24, of the Material Events Regulations.

4.3. Indicate the date on which CEMPACASMAYO became aware of the report indicated in the previous numeral, if applicable.

As is customary in this type of operation, the due diligence process for the Transaction was carried out by the buyer Holcim Ltd. and its advisors In this regard, Holcim Ltd. has informed us that the due diligence process was led by Holcim and had the assistance of (i) The law firm Estudio Muñiz, Olaya, Meléndez, Castro, Ono & Herrera and the law firm Freshfields US LLP for legal matters and (ii) The firm Deloitte & Touche S.R.L. for tax/financial matters. Likewise, Holcim Ltd. has informed us that, as a result of the aforementioned due diligence, no valuation reports were issued, but only due diligence summaries

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

5.	Indicate if, to date, CEMPACASMAYO has become aware of the existence of any valuation report other than that indicated in the previous item related to the Transaction. In the affirmative case, you must indicate the name of the entity that requested it, the entity that carried it out, and the date of its preparation; being required to present a full copy thereof, within the framework of the provisions of Articles 3 and 4, and Annex 1, numeral 24, of the Material Events Regulations.

We are not aware of any valuation report other than the one indicated in our response to question 3 of the Official Letter. Likewise, Holcim Ltd. has informed us that only the valuation commissioned by Farragut Holdings Inc. mentioned in item 3 above was carried out.

6.	Considering that the Transaction closed on March 30, 2026, the following is required:

6.1. Report what the total price and per-share price paid in the acquisition of 50.01% of the common shares representative of the capital stock of CEMPACASMAYO was, reflecting the entirety of the economic consideration directly and indirectly paid by Holcim.

6.2. Indicate what factors were taken into account for the determination of the price, such as: asset valuation, synergies, adjustments, retentions, contingent payments, benefits, or transfers of value associated with the acquisition of control of CEMPACASMAYO, among others.

Below, we address your queries based on the information provided by Holcim Ltd:

a.	No price per share of Pacasmayo has been expressly agreed upon. Holcim Ltd. paid a total price equivalent to S/ 1,640,327,224.69 for 99.992136% of Inversiones Aspi S.A., which represents 264,602,461 shares representative of its capital stock. This would imply an approximate price per share of Inversiones Aspi S.A. paid equivalent to S/ 6.199239439553.

b.	The factors taken into account for the determination of the price paid by Holcim for the acquisition of the 50.01% indirect stake in the common shares representative of the Company’s capital stock were the following:

a)	Macroeconomic dynamics: The Peruvian macroeconomic environment and regional forecasts for the cement segment and the infrastructure segment.

b)	Due Diligence: A standard due diligence process in financial, legal, and tax matters, including the evaluation of Pacasmayo’s audited financial statements.

c)	Synergies: Expectations of operational efficiencies and application of Holcim’s technical know-how (know-how).

d)	Adjustments: Standard M&A adjustments corresponding to net debt at the closing of the operation.

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

7.	Disclose that, as a consequence of the acquisition of the shares of Inversiones ASPI by Holcim, the obligation has been generated on the part of said acquirer to formulate a subsequent OPA on the common shares representative of the capital stock of CEMPACASMAYO, specifying the percentage of significant participation acquired indirectly in CEMPACASMAYO.

Through a material event dated May 14, 2026, the Company complied with this requirement.

8.	Disclose that the acquirer Holcim has requested the SMV to initiate the selection process for the valuation entity that will determine the minimum price of the common shares of CEMPACASMAYO to be taken into account for the formulation of the subsequent OPA.

Through a material event dated May 14, 2026, the Company complied with this requirement.

It should be noted that the responses indicated in this communication are based on the information provided by Holcim Ltd., according to the attached communication.

With nothing further to add, we remain yours truly.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

Diego Roda Lynch

Stock Market Representative

Annexes:

Annex 1: Copy of Official Letter N° 2152-2026-SMV/11.1.

Annex 2: Copy of Official Letter N° 2230-2026-SMV/11.1.

Annex 3: Copy of the communication sent to Holcim Ltd. dated May 14, 2026, in order to address the requirements under the Official Letter.

Annex 4: Copy of the communication received from Holcim Ltd. dated May 22, 2026.

“Decenio de la Igualdad de Oportunidades para Mujeres y Hombres”

“Año de la Esperanza y el Fortalecimiento de la Democracia”

San Isidro, May 11, 2026

OFFICIAL LETTER Nº 2152-2026-SMV/11.1

Mr.

Humberto Reynaldo Nadal Del Carpio

Chief Executive Officer

Cementos Pacasmayo S.A.A.

Calle La Colonia N° 150, Urbanización El Vivero

Santiago de Surco.-

Ref.: File Nº 2026022680

I am writing to you in connection with the following:

(i)	Submission filed on September 9, 2025 with the Superintendence of the Securities Market — SMV, whereby Cementos Pacasmayo S.A.A. hereinafter, CEMPACASMAYO — pursuant to Articles 30 and 36 of the Consolidated Text of the Securities Market Law, Legislative Decree No. 861, approved by Supreme Decree No. 020-2023-EF hereinafter, the TUO of the LMV, and the Regulation on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01 and its amendments hereinafter, the HI Regulation — reported that the Company’s Board of Directors, at a meeting held on the same date, had approved classifying the following as “reserved information”: (a) the interest of Holcim Ltd. hereinafter, Holcim, in evaluating a possible acquisition of the entire direct and indirect ownership interest of the controlling shareholder, Mr. Eduardo Hochschild Beeck, in Inversiones ASPI S.A. hereinafter, ASPI; and (b) the preliminary and exploratory discussions being carried out for such purpose, which included other activities such as the review of information of Inversiones ASPI and CEMPACASMAYO by Holcim and its advisors, the commencement of a due diligence process, the negotiation of the terms of the potential transaction, as well as other acts.

(ii)	Material event dated December 16, 2025, whereby CEMPACASMAYO reported that the majority shareholders of Inversiones ASPI and Holcim had entered into a share purchase agreement hereinafter, the “Share Purchase Agreement” or SPA, subject to certain conditions precedent, for the sale of 99.99% of the shares of Inversiones ASPI — the company holding 50.01% of CEMPACASMAYO’s share capital — to Holcim hereinafter, the Transaction; specifying that the valuation of the Transaction amounted to S/ 5.100 billion, representing a multiple of nine times CEMPACASMAYO’s EBITDA based on the twelve-month period ended September 2025.

[1]	File N° 2025039702.
[2]	File N° 2025054427, enlace:

https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={F0AD259B-0000-C010-A60A-03D8F3040112}

Av. Paseo de la República
3617 San Isidro
Central : 610-6300
www.smv.gob.pe
Página 1 de 5

“Decenio de la Igualdad de Oportunidades para Mujeres y Hombres”

“Año de la Esperanza y el Fortalecimiento de la Democracia”

(iii)	Press release issued by Holcim Ltd. on December 16, 2025, titled “Holcim to acquire majority stake in Cementos Pacasmayo,” which states that:

“The transaction value of approximately USD 1.5 billion on a 100% basis implies an 8.8x multiple on 2025 market consensus EBITDA, or 7.1x after expected run-rate synergies of around USD 40 million realized in year three. (…)” 4.

(iv)	Material event dated December 22, 2025, whereby CEMPACASMAYO responded to Official Letter No. 7312-2025-SMV/11.1, reporting, among others, that:

« CEMPACASMAYO has not participated in any valuation process and has only contributed by providing information within the framework of the due diligence process initiated after the Reserved Information was reported, consistently with what was indicated in such Reserved Information, and without any knowledge of the purpose for which such information was being provided.

Finally, we have no knowledge of any valuation process carried out by ASPI’s shareholders or Holcim.»

«Since it did not participate in the negotiations of the PSA, CEMPACASMAYO only has the information indicated in the previously mentioned material events, which was not provided by the Controlling Shareholder.

Likewise, CEMPACASMAYO does not have information regarding any valuation report, nor regarding the methodology used to determine the value of the shares of ASPI and/or CEMPACASMAYO.»

(v)	Material event dated March 30, 2026, whereby CEMPACASMAYO reported that, all conditions precedent for the closing of the Transaction having been satisfied, on that date Holcim had acquired 99.9% of the shares representing the share capital of Inversiones ASPI.

(vi)	Material event dated April 6, 2026, whereby CEMPACASMAYO, in response to Official Letter No. 1383-2025-SMV/11.1, reported, among others, that:

« Notwithstanding the foregoing, we refer to: (1) the minutes of the Board of Directors’ meeting held on September 9, 2025, submitted to the SMV as part of the request

[3]	Holcim adquirirá la mayoría de las acciones en Cementos Pacasmayo
[4]	Simple Translation: «El valor de transacción de aproximadamente USD 1.500 millones en base al 100% implica un múltiplo de 8,8x sobre el EBITDA consensuado del mercado de 2025, o 7,1x tras las sinergias esperadas de velocidad de salida de unos 40 millones de USD realizadas en el tercer año.».
[5]	File N° 2025055235, link:

https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={E0E3479B-0000-CF14-8561-BD75031B9CE7}

https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={D0E3479B-0000-C016-A6C2-614A8BDABB43}

[6]	File 2026014801. Web link:

https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={A07C409D-0000-CE15-B31D-F82B0F9A0B59}

[7]	File 2026016496. Web link:

https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={A0DC659D-0000-C81F-8000-5364719ED0E3}

Av. Paseo de la República
3617 San Isidro
Central : 610-6300
www.smv.gob.pe
Página 2 de 5

“Decenio de la Igualdad de Oportunidades para Mujeres y Hombres”

“Año de la Esperanza y el Fortalecimiento de la Democracia”

(vi)	Material event dated April 6, 2026, whereby CEMPACASMAYO, in response to Official Letter No. 1383-2025-SMV/11.1, reported, among others, that:

« Notwithstanding the foregoing, we refer to: (1) the minutes of the Board of Directors’ meeting held on September 9, 2025, submitted to the SMV as part of the request for reserved material event treatment, in which, among others, the Company’s participation in the due diligence process and in the agreements that the controlling shareholder may enter into with Holcim and any third party for the potential transfer of its shares was approved, and in which the abstentions of Mr. Eduardo Hochschild Beek and Ms. Ana Sofía Hochschild Correa (…)»

(vii)	Submission dated April 10, 2026, whereby Holcim stated, among others, that it will carry out the Public Tender Offer — OPA — over the shares representing the share capital of CEMPACASMAYO, as a consequence of Holcim’s acquisition of 99.9% of the shares representing the share capital of Inversiones ASPI, which, in turn, holds 50.1% of the shares representing CEMPACASMAYO.

Along these lines, within the framework of the supervisory actions of the General Superintendency for Conduct Supervision — IGSC — and pursuant to Article 30 of the Consolidated Text of the Securities Market Law, as well as Articles 3, 4, 5, 8, subsections 8.1 and 8.3, and 9, subsection 9.2, of the HI Regulation, your represented company is hereby required to provide the following:

1.	Report, as a sworn statement and within the scope of Article 12, subsection c), of the Consolidated Text of the Securities Market Law, the agreements, side letters, shareholders’ agreements or any other agreement additional to the SPA dated December 16, 2025, that may have been entered into between Holcim or its shareholders and Mr. Eduardo Hochschild Beeck, Inversiones ASPI, CEMPACASMAYO or its directors and/or managers, or any third party that may have participated directly or indirectly in the structuring, negotiation or execution of the Transaction, which provide for economic benefits, compensation, assumption of liabilities or deferred payments in favor of the selling shareholder, and that should be considered in the context of the future OPA.

2.	Indicate whether there were any clauses in the SPA and/or in any additional or complementary document relating to charges, encumbrances or obligations imposed on CEMPACASMAYO as a condition for the execution or closing of the Transaction.

3.	Report whether, during the last three (03) years, your represented company, Inversiones ASPI and/or Mr. Eduardo Hochschild Beeck, either directly or through third parties — specialized firms, audit firms, banks, investment banks or others — prepared valuation reports and/or carried out due diligence or a similar review regarding CEMPACASMAYO or involving CEMPACASMAYO, in which case it shall:

3.1.	Indicate the name of the entity that requested the valuation, due diligence or similar review.

3.2.	Indicate the name of the entity that prepared the respective valuation report and/or carried out the due diligence or similar review, specifying the date on which such report was prepared and/or the period during which such due diligence or similar review was carried out.

3.3.	Submit a complete copy of the valuation report, in accordance with Articles 3 and 4, and Annex 1, item 24, of the HI Regulation, if applicable.

[8]	File N° 2026017300.

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4.	Taking into account the material event dated April 6, 2026 — cited in item (vi) of this official letter — whereby your represented company disclosed that, at the meeting of CEMPACASMAYO’s Board of Directors held on September 9, 2025, the Company’s participation in the due diligence process and in the agreements that the controlling shareholder may enter into with Holcim and any third party for the potential transfer of its shares had been approved, your represented company shall:

4.1.	Indicate the name of the entity or entities in charge of — or that participated in — the due diligence or similar process and/or valuation process within CEMPACASMAYO or involving CEMPACASMAYO.

4.2.	Specify whether the results of such processes were reflected in a valuation report or in a separate document, in which case a complete copy thereof must be submitted, in accordance with Articles 3 and 4, and Annex 1, item 24, of the HI Regulation.

4.3.	Indicate the date on which CEMPACASMAYO became aware of the report referred to in the preceding item, if applicable.

5.	Indicate whether, as of this date, CEMPACASMAYO has become aware of the existence of any valuation report — other than the one referred to in the preceding item — related to the Transaction. If so, it must indicate the name of the entity that requested it, the entity that prepared it, and the date of its preparation; and must submit a complete copy thereof, within the framework of Articles 3 and 4, and Annex 1, item 24, of the HI Regulation.

6.	Considering that the Transaction closed on March 30, 2026, the following is required:

6.1.	Report the total price and price per share paid in the acquisition of 50.01% of the common shares representing CEMPACASMAYO’s share capital, reflecting the total direct and indirect economic consideration paid by Holcim.

6.2.	Indicate the factors taken into account in determining the price, such as asset valuation, synergies, adjustments, holdbacks, contingent payments, benefits or transfers of value associated with the acquisition of control of CEMPACASMAYO, among others.

7.	Disclose that, as a consequence of Holcim’s acquisition of the shares of Inversiones ASPI, such acquirer has become subject to the obligation to launch a subsequent OPA over the common shares representing CEMPACASMAYO’s share capital, specifying the significant ownership percentage indirectly acquired in CEMPACASMAYO.

8.	Disclose that the acquirer, Holcim, has requested the SMV to initiate the process for selecting the valuation entity that will determine the minimum price of CEMPACASMAYO’s common shares to be taken into account for the formulation of the subsequent OPA.

[9]	«Article 27.- Supervisory Authority

(…)

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“Decenio de la Igualdad de Oportunidades para Mujeres y Hombres”

“Año de la Esperanza y el Fortalecimiento de la Democracia”

The present requirement is made within the framework of Article 27, subsection 27.2, of the HI Regulation, taking into consideration the presumption of knowledge referred to in Article 9, subsection 9.2, of said regulation, and must be addressed within a maximum period of five (05) business days, counted from the business day following notification of this official letter, through the corresponding channel for material events, attaching a copy of this official letter and of the information requests that your represented company must necessarily submit to its controlling shareholder in order to fully address this official letter, as well as the responses received to such requests.

Finally, your represented company is reminded that the principle of transparency of information in the securities market constitutes a legal mandate requiring the disclosure of all relevant information of the issuer. The adequate disclosure of information in a regulated market, such as the one in which CEMPACASMAYO participates, is a fundamental pillar for its proper functioning and for the protection of investors. This requirement is intensified in the context of a future OPA, a mechanism aimed at protecting minority shareholders, in which compliance with the principle of transparency is reinforced. Accordingly, your represented company must adopt all measures necessary to ensure strict compliance with its obligation to inform, based on criteria of truthfulness, sufficiency and timeliness, any information that qualifies as a material event, in accordance with the provisions of the HI Regulation, including the requirements made by the SMV.

Sincerely,

Alix Godos

General

Superintendent

Intendencia General de Supervisión de Conductas

DCA/BMP

MAV/JCG

27.2. The SMV may require the Issuer to clarify, specify, supplement, rectify or amend the information disclosed as a material event. The response to such requirement must be disclosed through MVNet as a material event.

In no case shall the communication of the material event be withdrawn from the disclosure mechanisms referred to in Article 11 of these Regulations.

(…)».

[10]	«Article 9.- O Timing for reporting material events

(…)

9.2. An Issuer is presumed to have knowledge of a material event concerning it when such event originates within its own organization or with its controlling shareholder; when it is notified or informed of the occurrence of the event; or when the event has been disclosed or publicly disseminated. In addition, an Issuer is deemed to have knowledge of a material event concerning it that originates in the controlling entity of its economic group when there are reasonable indications that its principal officers have become aware of the event or that the Issuer could reasonably have known of it.

(…)».

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Central : 610-6300
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Página 5 de 5

“Decenio de la Igualdad de Oportunidades para Mujeres y Hombres”

“Año de la Esperanza y el Fortalecimiento de la Democracia”

San Isidro, 15 de mayo de 2026

OFFICIAL LETTER Nº 2230-2026-SMV/11.1

Mr.

Humberto Reynaldo Nadal Del Carpio

Chief Executive Officer

Cementos Pacasmayo S.A.A.

Calle La Colonia N° 150, Urbanización El Vivero

Santiago de Surco.-

Ref.: File Nº 2026022680

I am writing to you in connection with the submission filed on May 14, 2026 with the Superintendence of the Securities Market — SMV, whereby Cementos Pacasmayo S.A.A. requests that the General Superintendency for Conduct Supervision — IGSC grant it an additional period of five (05) business days to address all the requirements formulated through Official Letter No. 2152-2026-SMV/11.1 (hereinafter, the Official Letter).

In this regard, please be advised that, after evaluating your request and pursuant to Article 136, subsections 136.2 and 136.3, of the Consolidated Text of Law No. 27444 — General Administrative Procedure Law, approved by Supreme Decree No. 006-2026-JUS and its amendments, the IGSC has decided to grant an additional period of three (03) business days, which shall be counted from the business day following the expiration of the term established in the Official Letter.

Sincerely,

Alix Godos

General

Superintendent

Intendencia General de Supervisión de Conductas

DCA/MAV

[1]	On May 15, 2026, Cementos Pacasmayo S.A.A. responded to requirements 7 and 8. File No. 2026023357.

Link:

https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={A000289E-0000-C016-A2E5-FEB122FB8D4F}

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Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, May 14, 2026

Sirs

Holcim Ltd.

Present.–

Attention:	Norberto Ledea
Carlos Arata

Reference: Request for information required by the Superintendence of the Securities Market through Official Letter N° 2152-2026-SMV/11.1

Dear Sirs:

We hereby refer to Official Letter No. 2152-2026-SMV/11.1 the “Official Letter”, which was notified to us by the Superintendence of the Securities Market — SMV on May 12, 2026, whereby we are required to provide certain information and documents related to the valuation of the shares of Cementos Pacasmayo S.A.A. “CPAC”, within the framework of the tender offer over CPAC’s common shares that Holcim Ltd. must launch pursuant to the Regulations on Tender Offers for the Acquisition and Purchase of Securities by Exclusion, approved by CONASEV Resolution No. 00009-2006 the “OPA Regulations”. We attach to this letter a copy of the aforementioned Official Letter as Annex 2.

In this regard, we would greatly appreciate it if you could provide us with the information detailed in Annex 1 to this communication, so that we may fully respond to the Official Letter.

Please note that, although CPAC has requested an extension of the term established in the Official Letter, the SMV has initially granted us a maximum period of five (5) business days to respond thereto, which will expire on May 19, 2026. Accordingly, we kindly ask that you provide us with the requested information as soon as possible.

Should you have any questions and/or comments regarding the requested items, please contact us so that the appropriate coordination with the regulator may be carried out in a timely manner.

Sincerely,

Gabriela Dañino
Cementos Pacasmayo S.A.A.

Annex 1

1.	Report, as a sworn statement and within the scope of Article 12, subsection c), of the Consolidated Text of the Securities Market Law, the agreements, side letters, shareholders’ agreements or any other agreements additional to the SPA dated December 16, 2025, that may have been entered into between Holcim or its shareholders, and Mr. Eduardo Hochschild Beeck, Inversiones ASPI, CEMPACASMAYO or their directors and/or officers, or any third party that may have directly or indirectly participated in the structuring, negotiation or execution of the Transaction, which provide for economic benefits, compensation, assumption of liabilities, payments offered in favor of the selling shareholder, or that should be considered in the context of the future Tender Offer.

2.	In relation to the audit process or due diligence carried out on CPAC for purposes of the transfer of 99.99% of the shares issued by ASPI S.A. in favor of Holcim Ltd. (the “Transaction”), submit the following information:

2.1.	Indicate the name of the entity or entities in charge of, or that participated in, such due diligence and/or valuation process involving CPAC.

2.2.	Specify whether the results of such processes were reflected in a valuation report or in another separate document; in such case, a complete copy thereof must be submitted so that CPAC may comply with the SMV’s requirement to disclose it as a material event.

3.	Report the existence of any valuation report — other than the one referred to in the preceding item — related to the Transaction. If applicable, indicate the name of the entity that requested it, the entity that prepared it, and its date of preparation; a complete copy thereof must also be submitted so that CPAC may comply with the SMV’s requirement to disclose it as a material event.

4.	Considering that the Transaction closed on March 30, 2026, the following is required:

4.1.	Report the total price and price per share paid in the acquisition of 50.01% of the common shares representing CPAC’s share capital, reflecting the total direct or indirect economic consideration paid by Holcim.

4.2.	Indicate the factors taken into account in determining the price, such as asset valuation, synergies, adjustments, holdbacks, contingent payments, benefits or transfers of value associated with the acquisition of control of CPAC, among others.

5.	Indicate whether there were any clauses in the SPA and/or in any other additional or complementary document relating to charges, encumbrances or obligations imposed on CPAC as a condition for the execution or closing of the Transaction.

Annex 2

Official Letter 2152-2026-SMV/11.1

“Decenio de la Igualdad de Oportunidades para Mujeres y Hombres”
“Año de la Esperanza y el Fortalecimiento de la Democracia”

San Isidro, May 11, 2026

OFFICIAL LETTER Nº 2152-2026-SMV/11.1

Mr.

Humberto Reynaldo Nadal Del Carpio

Chief Executive Officer

Cementos Pacasmayo S.A.A.

Calle La Colonia N° 150, Urbanización El Vivero

Santiago de Surco.-

Ref.: File Nº 2026022680

I am writing to you in connection with the following:

(i)	Submission filed on September 9, 2025 with the Superintendence of the Securities Market — SMV, whereby Cementos Pacasmayo S.A.A. hereinafter, CEMPACASMAYO — pursuant to Articles 30 and 36 of the Consolidated Text of the Securities Market Law, Legislative Decree No. 861, approved by Supreme Decree No. 020-2023-EF hereinafter, the TUO of the LMV, and the Regulation on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01 and its amendments hereinafter, the HI Regulation — reported that the Company’s Board of Directors, at a meeting held on the same date, had approved classifying the following as “reserved information”: (a) the interest of Holcim Ltd. hereinafter, Holcim in evaluating a possible acquisition of the entirety of the direct and indirect ownership interest of the controlling shareholder, Mr. Eduardo Hochschild Beeck, in Inversiones ASPI S.A. hereinafter, ASPI; and (b) the preliminary and exploratory discussions being carried out for such purpose, which included other activities such as the review of information of Inversiones ASPI and CEMPACASMAYO by Holcim and its advisors, the commencement of a due diligence process, the negotiation of the terms of the potential transaction, as well as other acts.

(ii)	Material event dated December 16, 2025, whereby CEMPACASMAYO reported that the majority shareholders of Inversiones ASPI and Holcim had entered into a share purchase agreement hereinafter, the “Share Purchase Agreement” or SPA, subject to certain conditions precedent, for the sale of 99.99% of the shares of Inversiones ASPI — the company holding 50.01% of CEMPACASMAYO’s share capital — to Holcim hereinafter, the Transaction; specifying that the valuation of the Transaction amounted to S/ 5.100 billion, representing a multiple of nine times CEMPACASMAYO’s EBITDA based on the twelve-month period ended September 2025.

[1]	File N° 2025039702.
[2]	File N° 2025054427, link:

https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={F0AD259B-0000-C010-A60A-03D8F3040112}

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“Decenio de la Igualdad de Oportunidades para Mujeres y Hombres”
“Año de la Esperanza y el Fortalecimiento de la Democracia”

(iii)	Press release issued by Holcim Ltd. on December 16, 2025, titled “Holcim to acquire majority stake in Cementos Pacasmayo,” which states that:

“The transaction value of approximately USD 1.5 billion on a 100% basis implies an 8.8x multiple on 2025 market consensus EBITDA, or 7.1x after expected run-rate synergies of around USD 40 million realized in year three. (…)” 4.

(iv)	Material event dated December 22, 2025, whereby CEMPACASMAYO responded to Official Letter No. 7312-2025-SMV/11.1, reporting, among others, that:

«CEMPACASMAYO has not participated in any valuation process and has only contributed by providing information within the framework of the due diligence process initiated after the Reserved Information was reported, consistently with what was indicated in such Reserved Information, and without any knowledge of the purpose for which such information was being provided.

Finally, we have no knowledge of any valuation process carried out by ASPI’s shareholders or Holcim.»

«Since it did not participate in the negotiations of the PSA, CEMPACASMAYO only has the information indicated in the previously mentioned material events, which was provided to us by the Controlling Shareholder.

Likewise, CEMPACASMAYO does not have information regarding any valuation report, nor regarding the methodology used to determine the value of the shares of ASPI and/or CEMPACASMAYO.»

(v)	Material event dated March 30, 2026, whereby CEMPACASMAYO reported that, all conditions precedent for the closing of the Transaction having been satisfied, on that date Holcim had acquired 99.9% of the shares representing the share capital of Inversiones ASPI.

(vi)	Material event dated April 6, 2026, whereby CEMPACASMAYO, in response to Official Letter No. 1383-2025-SMV/11.1, reported, among others, that:

« Notwithstanding the foregoing, we refer to: (1) the minutes of the Board of Directors’ meeting held on September 9, 2025, submitted to the SMV as part of the request for reserved material event treatment, in which, among others, the Company’s participation in the due diligence process and in the agreements that the controlling shareholder may enter into with Holcim and any third party for the potential transfer of its shares was approved, and in which the abstentions of Mr. Eduardo Hochschild Beek and Ms. Ana Sofía Hochschild Correa are recorded (…)»

[3]	Holcim adquirirá la mayoría de las acciones en Cementos Pacasmayo
[4]	Simple Translation «El valor de transacción de aproximadamente USD 1.500 millones en base al 100% implica un múltiplo de 8,8x sobre el EBITDA consensuado del mercado de 2025, o 7,1x tras las sinergias esperadas de velocidad de salida de unos 40 millones de USD realizadas en el tercer año.».
[5]	File N° 2025055235, link:

https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={E0E3479B-0000-CF14-8561-BD75031B9CE7}

https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={D0E3479B-0000-C016-A6C2-614A8BDABB43}

[6]	File 2026014801. link: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={A07C409D-0000-CE15-B31D-F82B0F9A0B59}
[7]	File 2026016496. Enlace web: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={A0DC659D-0000-C81F-8000-5364719ED0E3}

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(vii)	Submission dated April 10, 2026, whereby Holcim stated, among others, that it will carry out the Tender Offer — OPA — over the shares representing the share capital of CEMPACASMAYO, as a consequence of Holcim’s acquisition of 99.99% of the shares representing the share capital of Inversiones ASPI, which, in turn, holds 50.01% of the shares representing CEMPACASMAYO’s share capital.

Along these lines, within the framework of the supervisory actions of the General Superintendency for Conduct Supervision — IGSC — and pursuant to Article 30 of the Consolidated Text of the Securities Market Law, as well as Articles 3, 4, 5, 8, subsections 8.1 and 8.3, and 9, subsection 9.2, of the HI Regulation, your represented company is hereby required to provide the following:

1.	Report, as a sworn statement and within the scope of Article 12, subsection c), of the Consolidated Text of the Securities Market Law, the agreements, side letters, shareholders’ agreements or any other agreement additional to the SPA dated December 16, 2025, that may have been entered into between Holcim or its shareholders and Mr. Eduardo Hochschild Beeck, Inversiones ASPI, CEMPACASMAYO or its directors and/or managers, or any third party that may have directly or indirectly participated in the structuring, negotiation or execution of the Transaction, which provide for economic benefits, compensation, assumption of liabilities or deferred payments in favor of the selling shareholder, and that should be considered in the context of the future Tender Offer.

2.	Indicate whether there were any clauses in the SPA and/or in any additional or complementary document relating to charges, encumbrances or obligations imposed on CEMPACASMAYO as a condition for the execution or closing of the Transaction.

3.	Report whether, during the last three (03) years, your represented company, Inversiones ASPI and/or Mr. Eduardo Hochschild Beeck, either directly or through third parties — specialized firms, audit firms, banks, investment banks or others — prepared valuation reports and/or carried out a due diligence process or similar review regarding CEMPACASMAYO or involving CEMPACASMAYO, in which case it shall:

3.1	Indicate the name of the entity that requested the valuation, due diligence or similar review.

3.2	Indicate the name of the entity that prepared the respective valuation report and/or carried out the due diligence or similar review, specifying the date on which such report was prepared and/or the period during which such due diligence or similar review was carried out.

3.3	Submit a complete copy of the valuation report, in accordance with Articles 3 and 4, and Annex 1, item 24, of the HI Regulation, if applicable.

[6]	File N° 2026017300.

Av. Paseo de la República
3617 San Isidro
Central : 610-6300
www.smv.gob.pe
Página 3 de 5

“Decenio de la Igualdad de Oportunidades para Mujeres y Hombres”
“Año de la Esperanza y el Fortalecimiento de la Democracia”

4.	Taking into account the material event dated April 6, 2026 — cited in item (vi) of this official letter — whereby your represented company disclosed that, at the meeting of CEMPACASMAYO’s Board of Directors held on September 9, 2025, the Company’s participation in the due diligence process and in the agreements that the controlling shareholder may enter into with Holcim and any third party for the potential transfer of its shares had been approved, your represented company shall:

4.1	Indicate the name of the entity or entities in charge of — or that participated in — the due diligence or similar process and/or valuation process within CEMPACASMAYO or involving CEMPACASMAYO.

4.2	Specify whether the results of such processes were reflected in a valuation report or other document, in which case a complete copy thereof must be submitted, in accordance with Articles 3 and 4, and Annex 1, item 24, of the HI Regulation.

4.3	Indicate the date on which CEMPACASMAYO became aware of the report referred to in the preceding item, if applicable.

5.	Indicate whether, as of this date, CEMPACASMAYO has become aware of the existence of any valuation report — other than the one referred to in the preceding item — related to the Transaction. If so, it must indicate the name of the entity that requested it, the entity that prepared it, and its date of preparation; and must submit a complete copy thereof, within the framework of Articles 3 and 4, and Annex 1, item 24, of the HI Regulation.

6.	Considering that the Transaction closed on March 30, 2026, the following is required:

6.1.	Report the total price and price per share paid in the acquisition of 50.01% of the common shares representing CEMPACASMAYO’s share capital, reflecting the total direct and indirect economic consideration paid by Holcim.

6.2.	Indicate the factors taken into account in determining the price, such as asset valuation, synergies, adjustments, holdbacks, contingent payments, benefits or transfers of value associated with the acquisition of control of CEMPACASMAYO, among others.

7.	Disclose that, as a consequence of Holcim’s acquisition of the shares of Inversiones ASPI, such acquirer has become subject to the obligation to launch a subsequent Tender Offer over the common shares representing CEMPACASMAYO’s share capital, specifying the significant ownership percentage indirectly acquired in CEMPACASMAYO.

8.	Disclose that the acquirer, Holcim, has requested the SMV to initiate the process for selecting the valuation entity that will determine the minimum price of CEMPACASMAYO’s common shares to be taken into account for the formulation of the subsequent Tender Offer.

The present request is made within the framework of Article 27, subsection 27.2, of the HI Regulation, taking into (…)

[9]	«Article 27.- Supervisory Authority

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“Decenio de la Igualdad de Oportunidades para Mujeres y Hombres”
“Año de la Esperanza y el Fortalecimiento de la Democracia”

consideration the presumption of knowledge referred to in Article 9, subsection 9.2, of said regulation, and must be addressed within a maximum period of five (05) business days, counted from the business day following notification of this official letter, through the corresponding disclosure as a material event, attaching a copy of this official letter and of the information requests that your represented company must necessarily submit to its controlling shareholder in order to fully address this official letter, as well as the responses received to such requests

Finally, your represented company is reminded that the principle of transparency of information in the securities market constitutes a legal mandate requiring the disclosure of all relevant information of the issuer. The proper disclosure of information in the market, in the case of CEMPACASMAYO, is a fundamental pillar for its proper functioning and for the protection of investors. This requirement is intensified in the context of a future Tender Offer, a mechanism aimed at protecting minority shareholders, in which compliance with the principle of transparency is reinforced. Accordingly, your represented company must adopt all measures necessary to ensure strict compliance with its obligation to inform, based on criteria of truthfulness, sufficiency and timeliness, of any information that qualifies as a material event, in accordance with the provisions of the HI Regulation, including the requirements made by the SMV.

Sincerely,

Alix Godos

General

Superintendent

Intendencia General de Supervisión de Conductas

DCA/BMP

MAV/JCG

27.2. The SMV may require the Issuer to clarify, specify, supplement, rectify or amend the information disclosed as a material event. The response to such requirement must be disclosed through MVNet as a material event.

Under no circumstances may the communication of the material event be withdrawn from the disclosure mechanisms referred to in Article 11 of these Regulations.

(…)».

[10]	«Article 9.- Timing for reporting material events

(…)

9.2. An Issuer is presumed to have knowledge of a material event concerning it when such event originates within its own organization or controlling shareholder; when it is notified or informed of the occurrence of the event; or when the event has been publicly disclosed or disseminated. In addition, an Issuer is deemed to have knowledge of a material event concerning it that originates in the controlling entity of its economic group when there are reasonable indications that its principal officers have become aware of the event or that the Issuer could reasonably have known of it.

(…)».

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Central : 610-6300
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Página 5 de 5

Lima, 22 de mayo de 2026

Señores,

CEMENTOS PACASMAYO S.A.A.

Presente. -

Atención:	Gabriela Dañino
Directora Legal

Referencia:	Solicitud de información en atención a requerimiento efectuado por la Superintendencia del Mercado de Valores

De nuestra consideración:

Por medio de la presente, nos dirigimos a ustedes con relación a la comunicación de la referencia, por la cual nos solicitan información diversa en atención al requerimiento que les fuera efectuado por la Superintendencia del Mercado de Valores (“SMV”) mediante el Oficio No. 2152-2026-SMV/11.1 de fecha 12 de mayo de 2026, relacionado con la valorización de las acciones de Cementos Pacasmayo S.A.A (“CPAC”), en el marco de la oferta pública de adquisición sobre las acciones comunes de CPAC que debe lanzar Holcim Ltd. (“Holcim”).

Al respecto, les remitimos nuestras respuestas en el Anexo 1 del presente documento.

Sin otro particular, quedamos de ustedes.

Atentamente,

HOLCIM LTD.	HOLCIM LTD.
Representada por:	Representada por:
Norberto German Ledea	Juan Carlos Vélez Gadea

Translation of Holcim’s Communication to CPAC in Response to the SMV’s Information Request

Lima, May 22, 2026

Sirs,

CEMENTOS PACASMAYO S.A.A.
Present. –

Attention: Gabriela Dañino Legal Director

Reference: Request for information in response to the requirement made by the Superintendence of the Securities Market

Dear Sirs,

We hereby write to you in connection with the communication under reference, whereby you request certain information from us in response to the requirement made by the Superintendence of the Securities Market (“SMV”) through Official Letter No. 2152-2026-SMV/11.1 dated May 12, 2026, related to the valuation of the shares of Cementos Pacasmayo S.A.A. “CPAC”, within the framework of the tender offer over CPAC’s common shares that Holcim Ltd. “Holcim” is required to launch.

In this regard, we submit our responses in Annex 1 to this document.

Sincerely,

ANNEX 1

1.	Report, as a sworn statement and within the scope of Article 12, subsection c), of the Consolidated Text of the Securities Market Law, the agreements, side letters, shareholders’ agreements or any other agreement additional to the SPA dated December 16, 2025, that may have been entered into between Holcim or its shareholders and Mr. Eduardo Hochschild Beeck, Inversiones ASPI, CEMPACASMAYO or its directors and/or officers, or any third party that may have directly or indirectly participated in the structuring, negotiation or execution of the Transaction, which provide for economic benefits, compensation, assumption of liabilities or deferred payments in favor of the selling shareholder, and that should be considered in the context of the future Tender Offer.

Holcim’s response: We hereby inform you, as a sworn statement, that we have not entered into any agreement, side letter, shareholders’ agreement or any other agreement additional to the SPA dated December 16, 2025.

2.	In relation to the audit process (due diligence) carried out on CPAC for purposes of the transfer of 99.99% of the shares issued by ASPI S.A. in favor of Holcim Ltd. the “Transaction”, submit the following information:

2.1.	Indicate the name of the entity or entities in charge of, or that participated in, the due diligence or similar process and/or valuation process within CPAC or involving CPA

Holcim’s response: Holcim was in charge of the due diligence process and was assisted by: (i) the law firm Estudio Muñiz, Olaya, Meléndez, Castro, Ono & Herrera, and the law firm Freshfields LLP; and (ii) Deloitte & Touche S.R.L., for legal and tax/financial matters, respectively.

2.2.	Specify whether the results of such processes were reflected in a valuation report or in another separate document; in such case, a complete copy thereof must be submitted so that CPAC may comply with the SMV’s requirement to disclose it as a material event.

Holcim’s response: As a result of the due diligence referred to in the preceding item, due diligence summaries were prepared, but no valuation reports were prepared.

3.	Report the existence of any valuation report — other than the one referred to in the preceding item — related to the Transaction. If applicable, indicate the name of the entity that requested it, the entity that prepared it, and its date of preparation; a complete copy thereof must also be submitted so that CPAC may comply with the SMV’s requirement to disclose it as a material event.

Holcim’s response: Only one valuation was carried out for tax purposes in Peru, for the payment of income tax by a non-domiciled taxpayer. Such valuation was requested by Farragut Holdings Inc., and was delivered by the latter to Holcim prior to the closing of the transaction.

4.	Considering that the Transaction closed on March 30, 2026, the following is required:

4.1.	Report the total price and price per share paid in the acquisition of 50.01% of the common shares representing CPAC’s share capital, reflecting the total direct and indirect economic consideration paid by Holcim.

Holcim’s response: No price per CPAC share was expressly agreed; rather, a total price equivalent to S/ 1,640,327,224.69 was agreed for 99.992136% of Inversiones ASPI S.A., representing 264,602,461 shares of its share capital, which would imply a price per share of Inversiones ASPI S.A.C. equivalent to approximately S/ 6.1992394539553.)1.

4.2.	Indicate the factors taken into account in determining the price, such as asset valuation, synergies, adjustments, holdbacks, contingent payments, benefits or transfers of value associated with the acquisition of control of CPAC, among others.

Holcim’s response: The factors taken into account in determining the price paid by Holcim for the acquisition of the indirect 50.01% interest in the common shares representing CPAC’s share capital were:

a)	Macroeconomic dynamics: the Peruvian macroeconomic environment and regional-level forecasts for the cement segment and infrastructure segment.

b)	Due Diligence: a standard due diligence process covering financial, legal and tax matters, including the assessment of CPAC’s audited financial statements.

c)	Synergies: expected operational efficiencies and application of Holcim’s technical knowledge, or know-how.

d)	Adjustments: standard adjustments in mergers and acquisitions transactions corresponding to net debt at closing of the transaction.

5.	Indicate whether there were any clauses in the SPA and/or in any other additional or complementary document relating to charges or obligations imposed on CPAC as a condition for the execution or closing of the Transaction.

Holcim’s response: There are no obligations imposed on CPAC or its subsidiaries under the SPA; rather, there are customary and typical obligations for this type of transaction between signing and closing borne by the Sellers so that they cause the Transferred Companies — among which...

[1]	It is noted that only a total price was agreed, and no specific price per share of Inversiones ASPI S.A. was established in the SPA. Accordingly, the amount indicated herein results from dividing the total price paid by the number of shares acquired, exclusively for purposes of providing this response.

which include CPAC and its subsidiaries — to carry out, or refrain from carrying out, certain actions, the most relevant of which is set forth in Section 6.01 of the SPA, which provides as follows2:

Section 6.01 of the SPA: Section 6.01 Conduct of Business Prior to Closing3.

From the date of execution of the SPA until Closing, except as (i) expressly provided otherwise in the SPA, (ii) set forth in Section 6.01 of the SPA Schedules, (iii) consented to in writing by Holcim in its capacity as Purchaser, such consent not to be unreasonably withheld, conditioned or delayed, or (iv) required to comply with applicable law, the Sellers shall, and shall cause CPAC and the other subsidiaries of Inversiones ASPI S.A. to: (a) use commercially reasonable efforts to conduct their activities in the ordinary course of business, consistent with past practice in all material respects; (b) use commercially reasonable efforts to (1) maintain and preserve intact the current organization, business and franchise of CPAC and the other subsidiaries of Inversiones ASPI S.A.; and (2) preserve intact their rights, franchises, goodwill, and relationships with customers, lenders, suppliers, distributors, lessors, governmental authorities and other persons with whom they maintain business relationships. Without limiting the generality of the foregoing, from the date of the SPA until Closing, except as expressly provided otherwise in the SPA, set forth in the corresponding numbered subsection of Section 6.01 of the SPA Schedules, or consented to in writing by Holcim, such consent not to be unreasonably withheld, conditioned or delayed, the Sellers shall not, and shall cause the Transferred Entities not to, directly or indirectly, take any action that may result in any of the following situations or carry out any of the following actions:

a)	any change, event, occurrence or development that has a material adverse effect;

b)	any amendment to the bylaws, regulations or other organizational documents of the Transferred Entities, or any change in the nature of their business;

c)	any split, consolidation, combination, subdivision or reclassification of any equity interest of the Transferred Entities;

d)	(i) any issuance, sale, encumbrance, transfer or other disposition of, or (ii) any redemption, purchase, capital reduction, repurchase or acquisition, or offer to redeem, purchase, repurchase or acquire, or grant, renewal, extension or amendment of any right with respect to, any share capital or other equity interests of the Transferred Entities, or any option, warrant or other rights of any kind to acquire, purchase or obtain, including by conversion, exchange or exercise, any share capital or other equity interests of any Transferred Entity, or any debt or equity security of the Transferred Entities that is convertible, exercisable or exchangeable into such share capital or other equity interests;

[2]	Within this type of SPA clauses, there are also those referring — with respect to CPAC and its subsidiaries — to Holcim’s right to access certain information, Section 6.02; the obligation to maintain civil liability insurance policies in favor of directors and officers, Section 6.04; and the obtaining of third-party consents due to change-of-control clauses and the treatment of certain debt, Sections 6.08 and 6.19(a).
[3]	Free translation of the SPA.

e)	any declaration, cancellation or payment of dividends or distributions payable in cash, shares, property or other means on, or in respect of, the share capital or other equity interests of a Transferred Entity; provided, however, that the cash dividend in the total declared amount of S/ 190,300,410.6 paid by CPAC on or around December 1, 2025, and any cash held by Inversiones ASPI S.A. as of the date of the SPA, and any income earned thereon to pay Inversiones ASPI S.A.’s debt and other ordinary expenses of Inversiones ASPI S.A. and those related to its seller, shall not constitute a breach of this provision nor be deemed Leakage;

f)	any change in any accounting method or accounting practice, principle or policy of the Transferred Entities, unless required by a change in IFRS or applicable law;

g)	any adoption of any plan or agreement for merger, consolidation, reorganization, total or partial liquidation of the Transferred Entities, or dissolution or filing of a bankruptcy petition under any provision of bankruptcy or state law, or consent to the filing of any bankruptcy petition against the Transferred Entities under any similar law;

h)	create, incur, assume or guarantee, or permit the Transferred Entities to create, incur, assume or guarantee, any indebtedness exceeding S/ 1,500,000 in the aggregate, except for accounts payable of the target company group incurred in the ordinary course of business;

i)	cancel, forgive, settle or prepay any material debt or claim, except in the ordinary course of business and in accordance with past practice;

j)	grant loans or advances to any person, except for expense advances to officers and employees in the ordinary course of business, in accordance with past practice;

k)	make, or commit to make, any single capital expenditure exceeding S/ 1,500,000, or a series of capital expenditures that, in the aggregate, exceed S/ 9,000,000;

l)	lease, sublease or acquire (i) through merger or consolidation with, or through the purchase of any share capital or other equity interests, or part of the properties or assets, or through any other business combination or structure, any business or any person or other business organization or any division thereof, or (ii) any material asset or property;

m)	sell, lease, sublease, pledge, license or otherwise dispose of, or grant, amend or permit the existence of any lien with respect to, any material property or asset of the Transferred Entities, except for sales or disposals of assets in the ordinary course of business, consistent with past practice;

n)	(i) change their practices with respect to the collection of accounts receivable or the payment of accounts payable outside the ordinary course of business; (ii) offer to discount the amount of any account receivable outside the ordinary course of business; or (iii) grant any incentive, whether to a debtor, creditor, or any employee or third party responsible for the collection of accounts receivable or the payment of accounts payable, with respect to any account receivable or account payable, or the payment or collection thereof, outside the ordinary course of business;

o)	enter into any contract that would have constituted a material contract had it been entered into prior to the SPA, or amend, modify, supplement, waive, terminate, assign, convey, encumber or otherwise transfer, in whole or in part, any rights or interests under any material contract or any agreement that would have constituted a material contract had it been entered into prior to the SPA, except for (A) the expiration of any such agreement in the ordinary course of business in accordance with the terms of such agreement, or (B) non-exclusive licenses under intellectual property granted in the ordinary course of business consistent with past practice;

p)	enter into contracts, commitments, agreements or powers relating to voting or granting preferred rights, rights of first refusal, preemptive rights, drag-along rights, tag-along rights, any other transfer restriction, registration rights or any other similar right with respect to the outstanding shares or any other equity security of any member of the Transferred Entities;

q)	except to the extent specifically set forth in Annex 1.01(d): (i) enter into, amend, modify, supplement, waive, terminate, encumber or otherwise transfer, in whole or in part, any right or interest under (A) any contract with affiliates or (B) any agreement with any Seller or any related party of any Seller; (ii) make any payment, whether in cash, in kind or otherwise, to or for the benefit of any Seller or any related party of any Seller, including directors’ fees, monitoring fees, bonuses, loan repayments or management fees or any other similar fee or compensation; forgive, release, defer, discharge or extinguish, in whole or in part, any amount owed by any Seller or any related party of any Seller to any Transferred Entity, or any claim, regardless of its origin, against any Seller or any related party of any Seller; or (iii) create, assume, pay, release, incur or permit the existence of any liability, lien, guarantee or indemnity in favor of or for the benefit of any Seller or any related party of any Seller;

r)	commence, bring, settle, satisfy, release or forgive any action that (A) involves, or would reasonably be expected to involve, payments by any member of the Transferred Entities exceeding S/ 300,000 individually, or S/ 900,000 in the aggregate, or (B) imposes any material non-monetary obligation or restriction on any member of the Transferred Entities that continues after Closing;

s)	establish or form any subsidiary;

t)	terminate, allow to expire or materially modify any insurance policy maintained by the Transferred Entities, unless such policy is replaced by another reasonably comparable policy; or

u)	agree, authorize, approve or commit to carry out any of the foregoing actions.

Nothing contained in the SPA shall be construed as granting Holcim, directly or indirectly, the right to control any member of the target company group prior to Closing.